Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 14 DATED DECEMBER 30, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Announce the declaration of a special distribution;
●	Update our plan of operation; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of November 30, 2021, we had raised total aggregate gross offering proceeds of approximately $99,603,000 and had issued approximately 9,925,000 common shares in the Offerings, purchased by approximately 6,450 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Distributions

On October 31, 2021, our Manager authorized a daily cash distribution of $0.0017720548 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on December 1, 2021 and ending on December 31, 2021 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about January 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.78 per share net asset value (“NAV”), calculated for the period beginning December 1, 2021 and ending December 31, 2021. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Declaration of Special Distribution

On December 30, 2021, our Manager authorized a special cash distribution of $0.1146946314 per share of the Company’s common shares to shareholders of record as of the close of business on December 31, 2021. The distribution will be payable to the shareholders of record as of the close of business on December 31, 2021. The Manager expects that the distributions will be paid on or about January 15, 2022.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 30, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $325 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $641 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Potential Investments

Haverford Place – Georgetown, Kentucky

There is a reasonable probability that we may acquire an approximately $9,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Haverford Place, a 160-unit, Class A- apartment and townhome community (the “Property”) in Georgetown, Kentucky, which city is located in the Lexington, Kentucky Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2001, the Property is a 160-unit apartment and townhome community comprised of one- and two-bedroom apartments, and mostly two- and three-bedroom townhomes. The Property is 93% occupied as of December 2021. The Property’s unit interiors are partially renovated, and we believe they are primed for a value-add business plan. RM Communities plans to finance the acquisition of the Property with a 10-year, fixed-rate green loan with the first five years consisting of interest-only payments. Pursuant to the Green Up program, a voluntary renewable energy program, RM Communities is committing to energy saving and water conservation through upgrades such as more efficient lighting and water-saving faucets and showerheads.

The business plan for the Property consists of marking rents to market and implementing a value-add program. RM Communities plans to allocate approximately $12,000 per unit to upgrade all unit interiors to include granite countertops, refreshed cabinet faces, backsplashes, new fixtures, upgraded lighting, new paint and washers and dryers, among other interior upgrades. Additionally, RM Communities plans to allocate $620,000 for exterior and common area upgrades such as expanding the existing dog park, upgrading the clubhouse and pool area, adding package lockers and curing deferred maintenance. RM Communities is projecting an increase in rents by an average of $361 per unit over current in-place rents as a result of the business plan for the Property.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of December 30, 2021, cumulative since inception, we have paid 62 consecutive monthly distributions to shareholders totaling over $18,000,000, of which approximately $8,400,000 was paid in cash and $9,600,000 was reinvested in our shares pursuant to the distribution reinvestment plan.